FOIA Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83

The entity requesting confidential treatment is:

Vital Therapies, Inc.

15010 Avenue of Science, Suite 200

San Diego, CA 92128

Attn: Terence E. Winters, Ph.D.

Co-Chairman of the Board & Chief Executive Officer

Telephone (858) 673-6840

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[CONFIDENTIAL ***].”

November 1, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Mail Stop 3030

Washington, D.C. 20549

Re:	Vital Therapies, Inc.
Registration Statement on Form S-1
Filed October 11, 2013 and amended October 30, 2013
File No. 333-191711

Dear Mr. Riedler:

This letter responds to the letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated October 30, 2013 (the “Comment Letter”), to Terence E. Winters, Ph.D., Co-Chairman of the Board and Chief Executive Officer of Vital Therapies, Inc. (the “Company”) relating to the Registration Statement on Form S-1 originally submitted by the Company to the Commission on July 22, 2013, as revised and publicly filed on October 11, 2013 and subsequently amended on October 30, 2013 (as revised, the “Amended Registration Statement”).

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Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

This letter sets forth the comments of the Staff in the comment letter (numbered in accordance with the Comment Letter) and, following each comment, sets forth the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 50

1.	Please refer to your October 25, 2013 response. It is unclear how you have sufficiently addressed the quantitative or qualitative components in our initial comment in your discussion of each significant factor contributing to the difference between your latest common stock valuation and the estimated IPO price, considering the significant increase in fair value from the September 30, 2013 price to the midpoint of your IPO price range. Please revise your proposed disclosure to further support this increase. In particular, disclose the key assumptions used to determine the IPO range and explain your basis for changing those assumptions that increased your valuation most significantly. Also, include a description and quantification of those changes in your business (if any) that contributed to the increase in your valuation, such as favorable results from Phase 3 clinical trials or extension of market exclusivity under existing patents.

Response:

Please note the methodology and assumptions for our September 3, 2013 and September 30, 2013 valuations are discussed on pages 54 and 55 of the Amended Registration Statement. As is typical for initial public offerings, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by discussions between us and the underwriters.

In response to the Staff’s comment, the Company advises that it will include the following proposed disclosure in a future pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus relating to the offering:

“Offering Price:

An assumed offering price of $[CONFIDENTIAL ***] per share, which is the mid-point of the estimated price range set forth on the cover of this prospectus, represents an increase of $[CONFIDENTIAL ***] over our September 30, 2013 determination of the estimated fair value of our common stock of $10.02 per share.

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The difference between the assumed offering price and the estimated fair value of our common stock as determined by our board of directors as of September 30, 2013 is attributable to several factors, including the following:

•	The assumed initial public offering price is based on a single outcome—a successful initial public offering in the near term which is not probability weighted. By contrast, the estimated fair value of our common stock as of September 30, 2013, was determined based on the PWERM methodology, a probability-weighted approach that incorporates the potential for alternative liquidity events. This probability-weighted approach inherently decreases the estimated fair value per share due to the combination of other expected equity values. For example, it does not reflect the elimination of the senior preferred stock purchase rights or the liquidation preference of the senior preferred stock outstanding as of September 30, 2013. Had we assumed only a successful initial public offering, the indicated estimated fair value of the common stock would have increased by approximately $3.25 per share to $13.27 per share, which is equal to [CONFIDENTIAL ***]% of the mid-point of the assumed offering price.

•	The assumed initial offering price also considers a variety of non-quantitative factors, including factors that took place during the period subsequent to the September 30, 2013 valuation performed by the Company such as: (i) the valuations of recently completed public offerings and evaluating their stage of development as compared to the Company’s clinical program, (ii) the current valuations of public companies at a similar stage of clinical development as the Company, particularly those with orphan drug designations, (iii) the reduction in market uncertainty from September 30, 2013 as a result of the temporary resolution of the U.S. government shutdown and the increase to the debt ceiling, and the decision by the U.S. not to take hostile action against Syria, and (iv) further progress in the Company’s business as the Company continued to enroll additional clinical sites and patients in its VTI-208 clinical trials, and continued to make progress in obtaining regulatory approvals and toward enrolling sites for its VTI-210 and VTI-212 clinical trials.

•	The assumed initial public offering price represents a price for shares of common stock that are immediately freely tradable in a public market, whereas the estimated fair value of our common stock at September 30, 2013 represents a contemporaneous estimate of the fair value of illiquid shares that would remain restricted from public sale for a substantial period of time even after the completion of an initial public offering.

The Company believes the range it has assumed for the offering is reasonable; however, the actual price of the offering will be determined by a constantly changing market and actual investor demand. Accordingly, the Company’s actual initial public offering price may vary significantly from the assumed initial offering price based on a variety of factors, including some that are unrelated to the Company’s specific performance or actions such as general market and economic conditions.”

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As disclosed on page 52 of the Amended Registration Statement, stock options granted during September 2013 included aggregate grants for only 262,190 shares of common stock. All of the stock options vest ratably over 48 months.

2.	You appear to cite a 100% probability of a public offering, which will result in the simultaneous elimination of the economic rights and restrictions related to your redeemable convertible preferred stock, as the sole justification for the increase in fair value from $10.02 per share at September 30, 2013 to the midpoint of your estimated IPO price range. Please explain to us why you assumed an IPO probability of only 50% at September 30, 2013.

Response:

The Company estimated the 50% probability of an initial public offering (“IPO”) at September 30, 2013 based on the following considerations:

•	The IPO process had not progressed to the point the Company was ready to do its first public filing of a registration statement.

•	The Company did not have a lead underwriter on September 30, 2013. The Company did not initiate formal discussions with the lead underwriter on its proposed offering until September 27, 2013. The lead underwriter did not agree to participate in the filing until October 3, 2013.

•	It was uncertain whether the Company’s initial public offering would be completed.

•	As disclosed in the Amended Registration Statement, the senior preferred stockholders have rights to purchase additional shares in the Company at $8.00 per share unless the Company goes public. In addition, the senior preferred stockholders must approve any IPO if the proceeds are either below $35 million or above $40 million, or in the event the offering price is less than $12 per share. This is a very narrow window and we did not have any assurance that these approvals would be forthcoming. Accordingly, based on their ownership and the above limitations, the senior preferred stockholders could vote to block an IPO in order to potentially benefit from the $8.00 per share price and preserve their preferences, such as those with respect to dividends and liquidation preferences.

•	Similarly, pursuant to certain negative covenants in the junior preferred stock purchase agreement, the consent of the majority investors in the junior preferred stock is required to consummate an IPO. As of September 30, 2013, the holders of a majority of the junior preferred stock had not agreed to consent to the IPO. Indeed, at that time, their representatives had communicated to the Company an unwillingness to support the IPO unless market conditions improved and a suitable lead underwriter, who would determine the appropriate timing of the IPO, agreed to participate.

•	Market windows for life sciences companies can close rapidly without advance notice; this concern was compounded by several significant events that were affecting the markets around

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September 30, 2013 including (i) the U.S. was threatening to bomb Syria; (ii) the U.S. government shutdown was expected to, and did start, October 1, 2013 for an unknown duration; and (iii) there were questions about whether Congress would raise the debt ceiling by mid-October so the U.S. could pay its debt and expenses.

The Company respectfully submits that in light of the considerations set forth above, the Company’s utilization of an estimated 50% probability of an IPO at September 30, 2013 was appropriate.

3.	Please update the filing for all equity issuances prior to going effective, including the future purchase rights. Disclose the fair value assessment of your common stock in September 2013 as well as the methodology and assumptions used to determine the fair value. Confirm that you will include the discussion of why the fair value changed from the last grant date to the IPO price as revised for the above comment.

Response:

All equity issuances are included in the Amended Registration Statement. The only issuances in September 2013 was the grant of stock options for 262,190 shares of common stock with an exercise price of $10.50 per share as disclosed on page 52 of the Amended Registration Statement. No additional grants of options or other equity issuances are expected to be made prior to the completion of the offering.

The fair value assessment for the common stock and the assumptions for the September 3, 2013 and September 30, 2013 valuations are disclosed on page 55 of the Amended Registration Statement. The methodology used is disclosed on page 54 of the Amended Registration Statement.

4.	Please tell us and disclose the vesting period for the options granted.

Response:

As disclosed in Note 9 on page F-31 of the Amended Registration Statement, the option grants generally have a ten-year term and vest over four years, as is the case for the options granted in September 2013.

5.	We will further evaluate your accounting for stock compensation and related disclosures, once you have finalized an estimated offering price range and disclosed this information in a subsequent amendment to your Registration Statement.

Response:

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The Company acknowledges the Staff will further evaluate our accounting for stock compensation and related disclosures once the estimated offering price range is finalized and disclosed in an amended registration statement.

Notes to Consolidated Financial Statements

7. Redeemable Convertible Preferred Stock, page F-24

6.	Your response does not address our comment two in our letter, dated October 24, 2013. As previously requested, please provide us the following explanations regarding the information in your response and your disclosure on page F-28:

•	Explain the basis for granting future purchase rights to investors in the senior preferred stock financings. In particular, explain why the number of future purchase rights granted on page F-28 does not equal the number of senior redeemable convertible preferred shares issued on page F-27.

•	Explain the relationship between the common stock value for the future purchase rights granted on September 25, 2012 of $2.30 per share, as disclosed on page F28, and the common stock fair value of $1.17 per share, as disclosed on page 52.

In addition, your disclosure appears to indicate that this table relates only to future purchase rights. However, the beneficial conversion amount of $306,000 for June 2013 includes $264,000 related to options granted to certain directors. Please revise your disclosure to clarify that the table includes the beneficial conversion amount for the options.

Response:

Please see our response letter filed October 30, 2013 which addresses this comment.

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U.S. Securities and Exchange Commission November 1, 2013 Page 7	CONFIDENTIAL TREATMENT REQUESTED BY VITAL THERAPIES, INC. VTL-002

Please direct any questions or comments regarding the contents of this letter to me at (858) 350-2364 or Martin J. Waters at (858) 350-2308. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Anthony G. Mauriello

Anthony G. Mauriello

Enclosures

cc:	Terence E. Winters, Ph.D., Vital Therapies, Inc.

Duane Nash, Vital Therapies, Inc.

Michael V. Swanson, Vital Therapies, Inc.

Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.

William Molloie, PricewaterhouseCoopers LLP